Exhibit 99.4

Exhibit 99.4

AMENDED AND RESTATED FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

AUTOHOME INC.

December 16, 2016

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before December 12, 2016 at 10:00 AM (New York City time).

Please detach along perforated line and mail in the envelope provided.

RESOLUTION PRESENTED FOR CONSIDERATION BY THE AMENDED AND RESTATED FORM OF PROXY FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS ON DECEMBER 16, 2016.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

1. Mr. Junling Liu be re-elected as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such 2. director, Mr. Tianruo in his Pu or be her appointed absolute discretion, as a director thinks of fit. the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

3. Mr. Dazong Wang be appointed as a director of the Company and each director of the Company be and is hereby authorized to take any and every action that might be necessary to effect the foregoing resolution as such director, in his or her absolute discretion, thinks fit.

4. Approve, confirm and ratify the adoption of the 2016 Share Incentive Plan II (as amended by Amendment No. 1 to the 2016 Share Incentive Plan II) FOR AGAINST ABSTAIN

indicate changes this method. your to the new registered address name(s) in the address on the account space above. may not    Please be submitted note that via

Signature of Shareholder Date: Signature of Shareholder Date:

title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.